The Kraft Heinz Company (KHC)

Vote Yes: Proposal #6 Provide a report regarding the assessment of water quality and potential risks in agricultural supply chain operations

Annual Meeting: May 4, 2023

CONTACT: Christopher Richardson, Shareholder Advocacy Associate, Mercy Investment Services

crichardson@Mercyinvestments.org

SUMMARY

●	The Kraft Heinz Company (“Kraft Heinz” or “the Company”) is uniquely exposed to water related climate risk, potentially impacting its ability as a premier food and beverage manufacturer. While our company has committed and reduced their water related risks in direct operations, they have failed to show that they are managing water-related supply chain impacts and disruptions that could lead to increased input prices and a reduction in revenue.
●	Kraft Heinz lags its competitors in assessing and disclosing on supply chain water related risk. Many of the Company’s primary competitors have taken the steps to identify and report supply chain water-related risks, set time-bound reduction targets, and integrate those risks and goals into governance and oversight strategies.
●	As water becomes a pressing issue, consumers, investors, and the public will demand better action on water throughout industry supply chains or will be at risk for severe financial and market share losses. With more data being disclosed about the future ramifications of water scarcity, increased expectations will also rise to properly address those concerns or be at risk for bottom-line reductions along with investor pullback.

Shareholders are urged to vote “FOR” proposal # 6.

RESOLVED CLAUSE

Shareholders of Kraft Heinz request the Company conduct and report to shareholders, using quantitative indicators where appropriate, an assessment to identify the water risk exposure of its supply chain, and its responsive policies and practices to reduce the risk and prepare for water supply uncertainties associated with climate change.

Supporting statement

Proponents request the report disclose, at management’s discretion:

•	Identification of water assessment tools used by Kraft Heinz or its suppliers to assess supply chain water related risk
•	Results of water risk assessments across agricultural supply chain, including identifying the regions of at-risk ingredient production and supply chains
•	Any additional monitoring of supply chain water resources
•	Water scarcity planning and responsive actions
•	A description of how water management is integrated into governance mechanisms
•	A description of water-related engagement with value chain partners

RATIONALE DETAILS

Kraft Heinz is uniquely exposed to water related climate risk, potentially impacting its ability to operate as a premier food and beverage manufacturer.

Supply chain water related risks include higher commodity price volatility and decreasing reliability of supplies. Research has shown the potential financial related impacts due to water could be three times higher than carbon related risks.1

A recent MSCI analysis of food companies in its All-Country World Index (ACWI) found that $459 billion in revenue may be at risk from lack of water availability for irrigation or animal consumption, and $198 billion could be at risk from changing precipitation patterns affecting current crop production areas.2

Kraft Heinz clearly recognizes the materiality of water to its business, noting in its 2022 Sustainability Report, “As a food and beverage company, having access to sufficient amounts of quality fresh water, both now and in the future, is critical to our business. Water is used in many areas of our value chain. It is a vital input for growing various agricultural ingredients we use in our products.”3

Deloitte has stated “With demand escalating and climate change worsening, it is hard to predict the price and availability to critical resources with any level of certainty. To see the true picture, companies should analyze their entire value chain and translate those risks into dollars and cents. A bottom-line perspective provides the CEO, COO, and CFO with a tangible understanding of the business value at risk and how best to allocate capital to mitigate any current or projected risks.”4

With Antarctica as the only continent unaffected by an otherwise worldwide drought, this indicates it may continue globally, and risks related to climate lie not just in Kraft Heinz’s operations but also in the supply chain where the company sources most of its ingredients.5

Kraft Heinz lags its competitors in assessing and disclosing on supply chain water related risk.

Food and beverage companies are starting to understand the best way to manage water risks involve not only assessing operations but value chains as well then using that information to conduct strategic and scenario analyses to develop plans for mitigation.

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1 https://www.cnbc.com/2021/06/29/water-scarcity-why-some-of-the-worlds-biggest-companies-are-worried.html

2 https://www.ceres.org/sites/default/files/reports/Ceres_InvestWaterToolkit.pdf

3 https://www.kraftheinzcompany.com/esg/pdf/KraftHeinz-2022-ESG-Report.pdf

4 https://www2.deloitte.com/content/dam/Deloitte/au/Documents/risk/deloitte-au-risk-risk-angles-business-risk-realated-water-critial-resources-250215.pdf

5 https://nationalpost.com/news/food-companies-use-70-per-cent-of-worlds-water-are-unprepared-for-global-water-crisis-report

Companies such as Unilever, General Mills, Mars, Conagra Brands, and Pepsi Co. have conducted water assessments in their supply chain as well as set time-bound reduction targets.6 The lagging with our company could create bottom-line concerns; businesses that lack contingency plans and that fail to take proactive steps to address supplier and local water challenges may find it difficult to avoid or respond quick to unexpected occurrences.

In many regions of the world, pressures are growing to give higher priority to ecosystems and basic human needs for water. Changes in local water supply and quality levels, combined with increasing competition for clean freshwater resources could make past allocations vulnerable to disruptions and revision.7 We believe it is time for Kraft Heinz to build a new paradigm around the value and potential scarcity for water.

The Company could face similar concerns as peers such as ABF and Tyson Foods, that could be facing a 22% EBITDA impact due water scarcity in their agribusinesses.8

As water becomes a pressing issue, consumers, investors, and the public will demand better action on water throughout the industry supply chains or will be at risk for severe financial and market share losses.

As more and more large-chain consumers place high expectations on their supply chain to produce water quality and sustainable products, Kraft Heinz may be exposed to a severe market share reduction without proper disclosure. Walmart and Target have both made strides to hold their supply base accountable to reduce water scarcity and increase water quality.910 As competitors make significant strides in their water strategy, Kraft Heinz could be left behind and see a reduction of market share as consumers down the chain start to hold companies accountable.

The United States has a very high proportion of companies in medium or higher water risk industries.11 Investors may divest away from high water related risk especially without assurance that the company is withstanding and mitigating all aspects of these risks that do not specifically only come from operations.

Operating within this limited visibility puts the reliability of the Company and the trust investors have within the Company into question. As other companies become more prepared by implementing advantageous water business strategies, investors alike will be hesitant to see the Company as an ideal investment.

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6 https://feedingourselvesthirsty.ceres.org/key-findings#toc-water-risk-assessments

7 http://gemi.org/water/businesscase.htm

8 https://www.cnbc.com/2021/06/29/water-scarcity-why-some-of-the-worlds-biggest-companies-are-worried.html

9 https://cdn.corporate.walmart.com/03/66/3045e4c3480d8c794241497d663d/grr-13-perserving-natural-capital.pdf

10 https://corporate.target.com/sustainability-esg/environment/water

11 https://www.ceres.org/resources/toolkits/investor-water-toolkit/details

Disclosure on these issues would give everybody involved the opportunity to assess the negative impacts of availability and quality. Without a full value chain water risk assessment, disclosure of quantitative performance metrics and best practice strategies for water management targeted, investors and consumers cannot gauge whether Kraft Heinz is adequately managing its water risk.

RESPONSE TO THE COMPANY’S STATEMENT OF OPPOSITION

The company has stated they do not believe an agricultural water supply chain assessment would benefit shareholders, however current efforts around water risks could damage bottom-line results, therefore impacting investors and institutions negatively.

Within Kraft Heinz’s supplier guiding principles, our Company has taken steps to ensure proper supplier guidance and progression, but the only mandatory requirement of already recognized high watershed areas are implement plans with the objective of reducing water consumption. However, many practices that could mitigate future disruptions such as respond to watershed risk, conduct impact assessments, disclose water management, act to preserve quality and water supply are only expected practices, which may not need to be performed nor thoroughly investigated.

Without such thorough supply chain assessments, local water problems could exist, interrupting business practices. Additionally, these practices only extend to known high water stressed areas under the UN Water Program but do not include areas that may fail the threshold but nonetheless be facing localized problems related to water that can damage production.

Stockholders would like to know what steps our company is taking to combat these risks. Such steps like the 2021 due diligence and audit program that are trying to monitor water use do not inform investors of an in-depth analysis pertaining the Company’s most vital resource and how it ensures continued and sustained growth. The Company and investors alike cannot gain a clear picture if suppliers are accurately handling these risks, what impending concerns may arise, and if they are proactively preserving water if no assessment is taken in the supply chain.

CONCLUSION

We urge shareholders to vote "YES" for Proposal #6 requesting that our company issue a report at reasonable cost, omitting proprietary information, assessing water related risk and exposure in supply chain operations.

Proponents commend company efforts towards water use and conservation in direct operations by making a water risk assessment in 2020 of its 79 global sites and the commitment made to reduce water intensity by 2025 in high-risk watershed areas.

However, we are concerned about the lack of management and disclosure related to water risks within the Company’s extensive agricultural supply chain. The requested report would help to assure investors that the Company is carefully assessing and working to address these risks. Accordingly, investors are encouraged to vote “FOR” this important request for enhanced assessment and disclosure.

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